UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 11, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the media release of UBS Group AG which appears immediately following this page.

Martin Blessing to join Group Executive Board of UBS

Zurich 11 May 2016, 14:20 Price Sensitive Information

Blessing to assume role as President Personal & Corporate Banking and President UBS Switzerland from Lukas Gaehwiler
Gaehwiler to assume new role as Chairman of the Region Switzerland
Changes effective 1 September 2016

Zurich, 11 May 2016 – Martin Blessing will succeed Lukas Gaehwiler as President Personal & Corporate Banking and President UBS Switzerland in the Group Executive Board (GEB) of UBS, effective 1 September 2016. Blessing was CEO of Commerzbank AG until the end of April this year. During his 15 years on the Board of Managing Directors of Commerzbank, half of which as its Chairman, Blessing significantly shaped the firm. He managed the successful integration of Dresdner Bank and led the bank back to stability and a robust business model following the financial crisis. Today, Commerzbank is active in more than 50 countries, finances 30 percent of Germany’s foreign trade and is the undisputed leader in financing German SMEs. The firm serves around 15 million clients with over 50,000 employees. Prior to Commerzbank, Blessing was at Dresdner Bank and the consultancy McKinsey. He studied in St. Gallen, Switzerland, and Frankfurt am Main, Germany, following a bank apprenticeship.

Also effective 1 September 2016, Lukas Gaehwiler will take on a new strategic role as Chairman of the Region Switzerland, focusing on clients and other selected mandates. At the same time and at his own request, he will step down from his current operative roles as President UBS Switzerland and President Personal & Corporate Banking (P&C), as well as from the GEB. For more than six years, Gaehwiler has run the business of UBS in Switzerland very successfully. In that time, UBS regained its position as the unquestioned market-leading universal bank in its home market. He oversaw a sustained increase in profitability during challenging market conditions, with significant new client growth, as well as the successful digitalization of the business, continuous improvement in customer satisfaction, and the effective implementation of a new legal structure for UBS in Switzerland.

Group Chief Executive Officer Sergio P. Ermotti: “I thank Lukas Gaehwiler for his excellent work and am personally pleased that he will continue to remain close to UBS in his new role. With Martin Blessing we gain a professional with a proven track record and significant experience in all areas of the business for UBS. I am certain he will further advance our business in Switzerland and beyond.”

UBS Group AG

Investor contact
Switzerland: +41-44-234 41 00

Media contact
Switzerland: +41-44-234 85 00
UK: +44-207-567 47 14
Americas: +1-212-882 58 57
APAC: +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  May 11, 2016